Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 19, 2021

CN Bank of America Virtual Transportation, Airlines & Industrials Conference JJ Ruest President and Chief Executive Officer Sean Finn EVP, Corporate Services & Chief Legal Officer May 19, 2021

Forward-Looking Statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. 2021 Key Assumptions CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company now assumes that North American industrial production for the year will increase in the high single-digit range (compared to its January 26, 2021 assumption of an increase in the mid single-digit range), and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crops in both Canada and the U.S. will be in line with their respective three-year averages. CN now assumes total RTMs in 2021 will increase in the high single-digit range versus 2020 (compared to its January 26, 2021 assumption of an increase in the mid single-digit range). CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and now assumes that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel (compared to its January 26, 2021 assumption of approximately US$50 per barrel). In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

Additional Information No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This presentation relates to a proposal which CN has made for an acquisition of Kansas City Southern. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.cn.ca. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.cn.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable. Non-GAAP Measures CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this presentation that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the Company’s website, First Quarter Results at www.cn.ca/financial-results. This presentation also includes certain forward looking non-GAAP measures (Adjusted Diluted EPS and Adjusted EBITDA). It is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures (diluted EPS and Net income), due to unknown variables and uncertainty related to future results. Please see note on Forward-Looking Statements above for further discussion. All amounts in this presentation are expressed in Canadian dollars, unless otherwise noted. All references to the “Company” are to CN. 3

Pulse of the Railroad – Q2 TD Leveraging the economic recovery to further drive profitable growth Economic Recovery Well Underway Volume environment RTMs and carloads 12% Pricing environment Same store pricing continues to trend positively Strong truck pricing environment Long haul drivers’ capacity favorable to rail Intermodal Market drivers USMCA economy driving solid demand for steel and aluminum Ramp-up of second propane terminal in Prince Rupert Recovery of consumer-based economy driving strong intermodal volumes at the ports and domestically Pricing for lumber and panel carloads supported by strong demand from homebuilders and remodelers Strong demand for potash – domestic and offshore Investing in 1,000 additional new high-capacity grain hopper cars (more cost-effective generation cars) Driving Operational Efficiencies Operations running well and the network is fluid Train length 1% Car velocity 1% Train weight 2% Locomotive utilization 2% Through dwell 1% Fuel efficiency 3% Safety is a core value at CN FRA injury ratio 36% FRA accident ratio 33% Note: Variances above for second quarter-to-date 2021, inclusive of first 12 days of May, compared to the same period in 2020. Fuel efficiency data is for April 2021 YTD compared to same period in 2020. Definitions of the key operating measures and safety indicators on this slide are included within the Company’s Management’s Discussion and Analysis. Refer to the Company’s website, First Quarter Results at www.cn.ca/financial-results. 4

2021 Financial Outlook (1) Targeting double-digit adjusted diluted EPS growth versus 2020 adjusted diluted EPS of $5.31 based on: (2) High single-digit volume growth in terms of RTMs Overall pricing above rail inflation at a minimum Canadian to U.S. dollar exchange rate of approximately 80 cents vs 75 cents in 2020 (negatively impacting EPS in the range of 20-25 cents) Capital envelope in 2021 of approximately $3.0B Targeting Free Cash Flow in the range of $3.0–3.3B in 2021 (2) Note: RTM refers to Revenue Ton Miles (1) Please see Forward-Looking Statements at the beginning of the presentation for a summary of key assumptions and important risk factors underlying CN’s 2021 financial outlook. (2) Please see the heading Non-GAAP Measures in this presentation. 5

Creating the Premier Railroad of the 21st Century A pro-competitive, customer focused, and growth-oriented railroad New access points and interchange options - More choices Preserving access to all existing gateways to enhance route options More options and greater choices allow customers to optimize freight ROI Multiple new North / South routing options offer unmatched network resiliency Planned infrastructure investments in key communities across the new network, including IL, MO, MI, LA, and TX 6

High Confidence in Our Original Estimate of US$1B in EBITDA Synergies The revenue opportunities are based on two major routes: Kansas City Speedway – connecting CN’s Midwest foothold and the KC region CN Greenway connecting Mexico, East Texas and the Gulf with CN’s US Midwest New Revenue Opportunities and Eastern Canada foothold Combined business could target an incremental US$6B of truck intermodal and US$2B of rail TAM Diligence on KCS identified additional opportunities beyond original assessment Improved fuel efficiency and lower costs Cost Efficiencies Broader technology deployment More effective purchasing of operating and capital expenditures Core of cost savings will not be people-driven Increased level of confidence in potential synergies as upside or edge to base case 7

Outpouring of Support for the CN-KCS Combination From Stakeholders In just three weeks, we have received over 1,000 letters of support from stakeholders Customers who see market opportunities to grow their Both business 10% Ports & terminals operators who see market opportunities to further enable and participate in trade growth Support the proposed Significantly more than the number of support letters filed by voting trust CP in approximately half the time 20% Support the Key themes from these letters: proposed combination Recognition of the inherent benefits of single-line service of CN-KCS and value to rail shippers of an extended market reach 70% Enthusiasm about prospect of creating a true USMCA continental railroad that is competitive with trucks Appreciation for CN’s willingness to work within the more pro competitive existing merger rules without seeking a waiver 8

The Chicago Advantage Less congestion, lower cost, faster service CN’s 2009 acquisition of EJ&E allows trains to bypass congestion in Chicago’s city center corridors Cuts travel time by 24-36 hours utilizing CN Chicago Bypass. Savings to private car shippers Linchpin for a seamless CN-KCS single-operator service: ESG-positive by taking trucks off local roads Ability to move intermodal, automotive, and carloads faster and more cost efficiently in all directions Relieve congestion on tracks; less use of the Chicago interchange 9

We Are Committed to Maintaining a Strong Balance Sheet and Investment Grade Rating Committed to Maintaining the Highest Credit Quality Pro Forma Leverage Targets (1) 4.0x 60% Expect to maintain investment grade rating Committed to Maintaining the Highest Credit Quality 4.0x 60% 3.0x 45% 2.0x 30% 1.0x 15% 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 Total Debt / EBITDA (x) CFO / Debt (%) Pro Forma Leverage Targets (1) Expect to maintain investment grade rating Pause share repurchases and re-evaluate as leverage reaches 2.5x – 3.0x No change to current dividend policy Trust period Post-trust period 4.5x 3.9x 3.3x 2021E 2022E 2023E (1) Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021. Please see the heading Non-GAAP Measures in this presentation. 10

We Are Targeting to Close Into the Voting Trust in 2H/2021 Key Milestones Targeted Timing 1 Complete due diligence and sign merger agreement with KCS Mid May 2 STB approval of CN’s voting trust Early June 3 KCS shareholder vote (majority approval) (1) July 4 Mexican IFT and COFECE approvals (2) (3) 2H/2021 5 Step 1 closing into voting trust; KCS shareholders receive consideration 2H/2021 (1) CN shareholder approval not required. (2) Canadian Competition Act and Investment Canada Act approvals are not required. (3) Mexico Instituto Federal de Telecomunicaciones (IFT) and and Comisión Federal de Competencia Económica (COFECE). We expect the CN-KCS combination to raise limited or no competitive concerns in Mexico, and are committed to implementing pro-competitive arrangements to address any such concerns that may arise. 11

Better Together – For the Benefit of Customers, Communities and Shareholders Better Bid Higher premium, more upfront cash, and lower execution risk Better Partner More (ESG-driven) synergies Better Railway Safer, Faster, Cleaner, Stronger + KCS The Best Solution 12